Via EDGAR and FedEx

July 29, 2014

Division of Corporation Finance U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Attention:	Larry Spirgel – Assistant Director
Justin Kisner – Attorney-Adviser

Re:	Brazil Interactive Media, Inc.
Amendment No. 1 to Preliminary Information Statement on Schedule 14C
Filed June 18, 2014
File No. 000-26108

Mr. Spirgel:

On behalf of Brazil Interactive Media, Inc. (the “Company”), we are writing to respond to the comments raised in the letter, dated June 26, 2014, from the staff of the Securities and Exchange Commission (the “Commission”) regarding Amendment No. 1 to the Company’s Preliminary Information Statement on Schedule 14C filed with the Commission on June 18, 2014 (the “Schedule 14C”). The Company’s responses below correspond to the captions and numbers of those comments, which are reproduced below in italics. In response to your comments, the Company has amended the Schedule 14C, as appropriate, and filed an amended copy of the Schedule 14C with the Commission, and sent you a marked copy of the Schedule 14C to highlight the changes. Capitalized terms used in this letter but not otherwise defined herein have the meanings assigned to them in the Schedule 14C.

General

Comment 1:	We note your response to comment 1 in our prior letter. However, the notation you reference regarding an approval of authorization of additional securities to be used in connection with a merger is by way of example only. As noted in our prior comment, it appears that the amendment to your Certificate of Incorporation is a result of your change of control transaction with American Cannabis Company, Inc. Therefore, please revise your proxy statement to provide all of the information required by Items 11, 13 and 14 of Schedule 14A. See Note A of Schedule 14A.
Response:	In response to your comment, the Company has revised the disclosure in the Schedule 14C to provide all of the information required by Items 11, 13 and 14 of Schedule 14A.

If you have any questions relating to any of the foregoing, please contact me at (720) 466-3789, or the Company’s counsel, Peter Gennuso, at (212) 908-3958.

Respectfully,

/s/ Corey Hollister

Corey Hollister

cc:	Trent Woloveck
Peter Gennuso, Esq. (Company Counsel)